Mail Stop 4561

March 23, 2009

Mr. Peter F. Sinisgalli
Chief Executive Officer
Manhattan Associates Inc.
2300 Windy Ridge Parkway, Suite 1000
Atlanta, GA 30339

   Re: Manhattan Associates Inc.
      Form 10-K for Fiscal Year Ended December 31, 2007
      Filed February 25, 2007
      Definitive Proxy Statement
      Filed April 29, 2008
      File No. 000-23999

Dear Mr. Sinisgalli:

   We have completed our review of the above-referenced filings and have no further comments at this time.

           Sincerely,

           Maryse Mills-Apenteng
           Attorney-Advisor

cc: Via Facsimile (404) 541-3188
   David M. Eaton Esq.
   Kilpatrick Stockton LLP